UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

1.  Name and Address of Reporting Person
    Powers, Lynn
    360 Interlocken Boulevard, Suite 300, Broomfield, CO 80021  USA

2.  Issuer Name and Ticker or Trading Symbol
    Gaiam, Inc.          GAIA

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year
    August/2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (X)Director ()10% Owner (X)Officer(give title below) ()Other(specify below) President

7.  Individual or Joint/Group Filing (Check Applicable Line)

    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.   Title of Security
     Class A Common Stock

2.   Transaction Date (Month/Day/Year)
     8/13/02

3.   Transaction Code
     P

4.   Securities Acquired (A) or Disposed of (D)
     Amount                 (A) or (D)              Price
     ------                 ----------              -----
     5,000                      A                   $9.05

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
     96,000

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     D

7.   Nature of Indirect  Beneficial Ownership (Instr. 4)


TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned None.

Explanation of Responses:   None.


/s/ Lynn Powers                              August 14, 2002
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Signature of Reporting Person                Date